FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:

November 15, 2004

Forbes Medi-Tech Announces Financial Results for the Third Quarter ended September 30, 2004

~Quarterly Revenue Increases 57%, Reaffirms Revenue Outlook, Announces European Regulatory Approval~

Vancouver, Canada – Forbes Medi Tech Inc. (TSE:FMI; NASDAQ:FMTI) today announced its financial results for the three and nine-month periods ended September 30, 2004.  Comparative periods for these statements are the three months and nine months ended September 30, 2003, respectively. All amounts are in Canadian Dollars unless otherwise noted.

Third Quarter 2004 Highlights

•

Secured a sterols sales agreement for US$24.4 million over a three-year period beginning in January 2005 between Forbes’ manufacturing joint venture, Phyto-Source LP, and a leading multinational ingredient company

•

Reported revenues of $5.4 million for the three months ended September 30, 2004 compared to $3.4 million for the three months ended September 30, 2003

•

Reported revenues of $11.8 million for the nine months ended September 30, 2004 compared to $10.3 million for the nine months ended September 30, 2003

•

Announced plans for a US Phase II clinical study of its lead compound, FM-VP4

•

Cleared key regulatory hurdle for Reducol™ approval in Europe

•

Announced the addition of two novel cholesterol absorption inhibitors to its drug development pipeline

•

Reported a net loss of $0.05 per share for the three months ended September 30, 2004 compared to a net loss of $0.07 for the same period last year.

“A major contract, notable increase in revenue and the recent European Union (EU) approval underlie the continued growth of the Company’s nutraceutical business ”, said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “This improvement in the Company’s fundamentals have provided a sound platform from which to further develop our Pharmaceutical compounds, FM-VP4, FM-VA12 and FM-VP24”, said Butt.

Outlook

Based on existing sales contracts, and assuming that forecasted supply requirements will be ordered and shipped, the Company, despite the strengthening value of the Canadian dollar in relation to the United States dollar, maintains its revenue guidance for 2004 of $16.5 million. This figure represents a combination of the projected revenue from the Company’s sales contracts and share of the sales from the Phyto-Source joint venture. With EU regulatory approval, the Phyto-Source plant expansion, and ongoing discussions regarding possible new contracts, the Company will update its revenue guidance as required.

Revenues

For the three months ended September 30, 2004, revenues totaled $5.4 million, compared with $3.4 million for the quarter ended September 30, 2003. For the nine months ended September 30, 2004, total revenues were $11.8 million compared with $10.3 million for the nine months ended September 30, 2003. The increase in revenue for the three and nine month periods ended September 30, 2004 over the three and nine month periods ended September 30, 2003 can be attributed to a increases in the sales of both branded and non-branded sterols.

Revenues (summary) (‘000’s Cdn$) (unaudited)	3 mos – Sept.-04	3 mos – Sept.-03	9 mos – Sept.-04	9 mos – Sept.-03

Sales	$5,230	$3,360	$11,408	$ 10,148
Licensing	38	35	113	107
Phytosterol revenues	5,268	3,395	11,521	10,255
Interest and other	99	31	285	84
Total revenues	$ 5,367	$3,426	$11,806	$10,339

Pharmaceutical Research

In July, Forbes announced the US Phase II clinical trial plans for FM-VP4 and the further development of two new exciting compounds, FM-VA12 and FM-VP24.  The US Phase II trial for FM-VP4 is anticipated to begin in 2005. The next step in the development of FM-VP4 is the initiation of an extended, 90 day, preclinical toxicology program. The Company is exploring early stage results for both FM-VA12 and FM-VP24 with the objective of advancing one of them to the clinic in 2005.

Nutraceutical Business

A major milestone in our Nutraceutical business has been achieved with the European Commission decision authorizing the use of Forbes’ cholesterol-lowering ingredient, Reducol™, in milk-based beverages. The approval of Reducol™ in milk-based products creates a major opportunity for Forbes Medi-Tech to attract new contracts, drive revenue growth and increase shareholder value.

In general, the Company has benefited from its growth and recognition as a leader in the sterol-technology field. As a result of this success Forbes announced a US$24.4 million sterols supply agreement, on September 8, 2004, between Forbes’ manufacturing joint venture, Phyto-Source LP, and a leading multinational ingredient company. Additionally, the U.S. National Cholesterol Education Program (NCEP) has set stringent guidelines which necessitate multiple means to maintain healthy cholesterol levels aside from pharmaceutical therapies. Forbes’ cholesterol-lowering ingredient business plays an intricate role in this approach to a healthy lifestyle with both branded (Reducol™) and non-branded sterols being sold in functional foods and dietary supplements today.

The Phyto-Source phytosterol manufacturing facility near Houston, Texas, is currently undergoing an expansion from 1,000 metric tonnes to 1,500 metric tonnes of annual capacity.  The plant expansion, anticipated to be completed by year end, is expected to supply the large sterols supply agreement announced in September 2004 and possible increase in demand generated from the European Commission Decision.

Financial Results

For the three months ended September 30, 2004, the Company reported a net loss of $1.7 million ($0.05 per share) compared with a net loss of $1.8 million ($0.07 per share) for the three months ended September 30, 2003, an improvement of $0.1 million.  For the nine months ended September 30, 2004, the Company reported a net loss of $5.8 million ($0.19 per share) compared with a net income of $0.3 million ($0.01 per share) for the nine months ended September 30, 2003.   This change from net income to net loss was primarily due to three factors:  in the quarter ended June 30, 2003, the Company recorded a one-time gain from the sale of its AD/ADD technology of $2.2 million; a substantial increase in research and development expenditures for the nine months ended September 30, 2004 over the same period in 2003, reflecting the growth of our pharmaceutical program; and an increase in stock-based compensation expense for the three and nine month periods ended September 30, 2004.  Contributing to the lower R&D expenses in 2003 was the receipt of Quebec provincial investment tax credits in the amount of $0.6 million.  As the Company has discontinued operations in Quebec, no further Quebec tax credits are expected.

Expenses:

Expenses (summary) (‘000’s Cdn$) (unaudited)	3 mos – Sept.-04	3 mos – Sept.-03	9 mos – Sept.-04	9 mos – Sept.-03
		(restated)		(restated)
Cost of sales, marketing & product development	$2,681	$ 2,032	$6,284	$5,552
Research & development	1,308	751	3,004	1,027
General & administrative	2,044	1,319	4,361	3,288
Stock-based compensation	608	591	2,876	890
Depreciation & amortization	380	498	1,107	1,570
Total expenses	$7,021	$5,191	$17,632	$12,327

Cost of sales, marketing and development for the three months ended September 30, 2004 totaled $2.7 million on phytosterol revenues of $5.3 million, or 51% of phytosterol revenues, versus $2.0 million on phytosterol revenues of $3.4 million for the three months ended September 30, 2003, or 59% of phytosterol revenues. The decrease in cost of sales as a percentage of sales can be attributed to improvements in production efficiencies. Cost of Sales for the nine months ended September 30, 2004 totaled $6.3 million on $11.5 million of phytosterol revenues, or 55% of phytosterol revenues, versus $5.6 million on $10.3 million of phytosterol revenues, or 54% of phytosterol revenues, for the nine months ended September 30, 2003.

Research and development expenses (“R&D”) for the third quarter, 2004 totaled $1.3 million compared with $0.8 million for the third quarter, 2003.  The Company’s research continues to focus on its core cardiovascular compounds and specifically its lead cholesterol-lowering compound, FM-VP4. Additional R&D costs in the quarter ended September 30, 2004 included increased fees for consulting work pertaining to planning a further US Phase II trial, as announced in the Company’s news release dated July 6, 2004 (“Forbes announces FM-VP4 Development Plan”).

R&D expenses for the nine months ended September 30, 2004 totaled $3.0 million compared with $1.0 million for the same period in 2003.  R&D expenses for the nine months ended September 30, 2003 included $0.6 million of Quebec investment tax credits received. R&D is expected to increase in the last quarter of 2004 as core research projects are progressed, work on FM-VP4 continues in preparation for the next Phase II trial, and the Company’s Library of Compounds are further explored.

General and administrative expenditures (“G&A”) totaled $2.0 million for the three months ended September 30, 2004 vs. $1.3 million for the third quarter 2003. The increase in G&A in the quarter ended September 30, 2004, was primarily due to unrealized foreign exchange losses of $0.7 million. Increases in G&A for the nine months ended September 30, 2004 as compared with the nine months ended September 30, 2003 was primarily due to the termination of a consulting contract resulting in an early payout of a former director. Increases also included increased expenditures in legal and audit fees related to enhanced financial disclosure requirements, and additional investor relations service costs.

Stock Based Compensation Expense totaled $0.6 million for the third quarter of 2004 compared with $0.6 million in the same period last year.  Of the $0.6 million of stock-based compensation expense, $0.55 million relates to employee and $0.05 million to non-employee option grants compared with $0.6 million in the third quarter of 2003, of which $0.43 million related to employee and $0.16 million to non-employee option grants.  For the nine-month period ended September 30, 2004 stock-based compensation expense totaled $2.9 million compared with $0.9 million for the nine months ended September 30, 2003.  Of the $2.9 million of stock-based compensation expenses, $1.9 million relates to employee and $1.0 million to non-employee option grants.

Depreciation and Amortization for the quarter ended September 30, 2004 totaled $0.4 million compared with $0.5 million for the quarter ended September 30, 2003.  Depreciation for the quarter ended September 30, 2003 included depreciation of laboratory equipment, which was sold later in 2003.  The third quarter 2004 includes primarily depreciation of the assets at the Company’s joint venture manufacturing facility near Houston, Texas and amortization of the Company’s technology licenses.

Depreciation and amortization for the nine months ended September 30, 2004 totaled $1.1 million compared with $1.6 million for the nine months ended September 30, 2003.  Depreciation for the nine-month period ended September 30, 2003 included depreciation of laboratory equipment, which was sold later in 2003.  The nine months ended September 30, 2004 includes primarily depreciation of the assets at the Company’s joint venture manufacturing facility near Houston, Texas and amortization of the Company’s technology licenses. The Company’s technology is being amortized over ten years.

Liquidity & Capital Resources

Cash, cash equivalents and Working Capital

The Company’s capital position improved significantly over last year, with the Company having net cash and cash equivalents as at September 30, 2004 of $5.0 million ($9.7 million at September 30, 2003) and short-term investments for the same period of $11.6 million ($nil at September 30, 2003), combining for over $16 million.  The Company’s working capital at September 30, 2004 improved to $17.4 million (working capital - $8.4 million at September 30, 2003) from a working capital of $6.7 million at December 31, 2003.  The working capital position has improved mainly due to an inflow of cash from the completion of a US$10.75 million (Cdn$13.8 million) equity financing.

Operations

During the three months ended September 30, 2004, the Company used $1.1 million of cash in operations compared with $1.9 million of cash used in the three months ended September 30, 2003.  Cash used in the third quarter of 2004 was primarily due to increased R&D expenditures, increases in accounts receivables offset by increased accounts payable compared with cash used in the third quarter of 2003 which resulted from reductions in receivables and increases in accounts payable.  During the nine months ended September 30, 2004, the Company used $3.7 million of cash in operations compared with $2.3 million used in operations during the nine months ended September 30, 2003, primarily due to increased R&D and product development expenditures in 2004, increases in accounts receivable in 2004, and a one-time license fee payment received in 2003.

Investing Activities

Investing activities in the third quarter of 2004 provided $0.2 million of cash compared with $2.2 million of cash provided in the third quarter ended September 30, 2003.  The Company transferred $0.4 million from short-term investments during the third quarter of 2004. The $2.2 million of cash provided in the comparative quarter ended September 30, 2003 was largely a result of the partial loan repayment from Phyto-Source of $2.37 million.  During the nine months ended September 30, 2004, $10.2 million of cash was used in investing activities compared with $3.7 million of cash provided in the nine-month period ended September 30, 2003.  In the nine-month period ended September 30, 2004, $1.2 million was received on the divestiture of AD/ADD,  $1.1 million used in the acquisition of capital assets, primarily at the Phyto-Source manufacturing plant near Houston, Texas, compared with $0.6 million of cash used for similar purposes in 2003. The $3.7 million of cash provided in the comparative period ended September 30, 2003 was largely a result of the partial loan repayment from Phyto-Source of $2.37 million, $1.2 million received on the divestiture of AD/ADD and $0.4 million on the divestiture the Amqui plant. In addition, for the nine-month period ended September 30, 2004, $10.3 million was transferred into short-term investments.

Financing Activities

Cash used in financing activities in the quarter ended September 30, 2004 was insignificant and related primarily to the repayment of existing loans. Cash provided by financing activities of $8.3 million in the quarter ended September 30, 2003 was primarily due to the completion of an equity financing of US$4.8 million (C$6.6 million) and from loan proceeds from the Southwest Bank of Texas in the amount of US$3.0 million (Company’s 50% joint venture interest, US$1.5 million (Cdn$2.0 million)).  For the nine-month period ended September 30, 2004, $14.3 million of cash was provided compared with $8.0 million of cash provided in the nine-month period ended September 30, 2003.  This significant improvement is due mainly to the issuance of Series A convertible preferred shares under the Company’s January, 2004 equity financing which provided a net amount of $12.9 million of cash, and stock option and warrant exercises that provided approximately $1.4 million of cash.  US$1.0 million (Company’s 50% joint venture interest, US$0.5 million (Cdn$0.6 million)) was provided in the first quarter of 2004 by Phyto-Source utilizing its revolving line of credit.

Conference Call

A conference call and webcast to discuss these financial results will be held on Monday, November 15, 2004 at 1:30pm PT. (4:30pmET) To participate in the conference call, please dial 1-877-667-7774 or (direct) 416-695-9753. For those investors unable to participate in the call, the live webcast can be accessed through the Company's website at www.forbesmedi.com. The call will also be available for replay until November 22, 2004 by calling 1-888-509-0081 or 416-695-5275. The webcast link will be archived on the Forbes website afterwards.

Third Quarter 2004 Report

This news release includes by reference the Company’s unaudited financial statements for the third quarter ended September 30, 2004, and the Company’s full Management Discussion & Analysis (MD&A).  The MD&A and financial statements are being filed with applicable Canadian and U.S. regulatory authorities.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products derived from by-products of the forestry industry and other natural sources for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements concerning anticipated developments in the Company’s business and projected sales volumes, revenues, capital, expenditures, research and development, and other information in future periods. Forward-looking statements can be identified by words such as “objective”, “revenue guidance”, “growing”, “opportunity”, “forecasted”, “projected”,  “further”,  “anticipated”,  “future”, “outlook”, “new”, “planned”, “possible”, “expects”,   and similar expressions or variations thereon, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved, or other references to a future dates or events. Forward-looking statements are statements about the future and are inherently uncertain and the Company’s actual results could differ materially from those anticipated in forward-looking statements as a result of numerous factors, including without limitation, the risk that buyers will not order their forecasted amounts of the Company’s products; uncertainty as to the Company’s ability to generate projected sales volumes and product prices; the need for performance by buyers of contractual obligations; the Company’s dependency on a few customers; manufacturing risks, the need to manufacture to regulatory standards, and the need for the Phyto-Source manufacturing facility to function as planned; partnership/strategic alliance risks and the Company’s dependency on its manufacturing  joint venture partner, Chusei (USA) Inc,; the need for additional regulatory approvals which may be withdrawn, not be obtained in a timely manner, or at all; the need to control costs and the possibility of unanticipated expenses; uncertainty as to whether the plant expansion will operate as planned or be fully utilized; uncertainty as to whether FM-VP4, FM-VA12 or FM-VP24 will be further developed and marketed successfully as a drug or at all; the fact that results from preclinical studies may not be predictive of results obtained in clinical trials; the fact that the Company will be required to undertake additional pre-clinical studies before it will be able to proceed to clinical trials and there can be no assurance regarding the timing or outcome of such studies; general research and development risks; the risk of technical obsolescence; product liability and insurance risks; the effect of competition; the risk of adverse side effects; intellectual property risks; the need for additional capital, the availability of which is not assured; changes in business strategy or development plans; the dependency of the Company on key personnel; uncertainty as to future market size and market acceptance of the Company’s products; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward -looking statements.

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

in thousands of Canadian dollars

(unaudited)

	September 30 2004 (unaudited)	December 31 2003 (restated)

ASSETS

Current Assets
Cash and cash equivalents	$ 4,993	$ 4,512
Short-term investments	11,604	1,285
Accounts receivable	3,514	3,314
Inventories	1,105	508
Prepaid expenses and deposits	404	326
	21,620	9,945

Property, plant and equipment	13,024	11,897
Intangible and other assets	6,031	6,592
	$ 40,675	$ 28,434

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 2,605	$ 2,333
Deferred revenues, current	151	151
Current portion of long-term debt	1,489	796
	4,245	3,280

Long-term liabilities
Long-term debt	996	1,074
Deferred revenues	38	151
Tenure allowance	745	728
	6,024	5,233

Shareholders’ equity
Common Shares	$ 94,123	$ 79,557
Contributed surplus	4,277	1,567
Deficit	(63,749)	(57,923)
	34,651	23,201
	$ 40,675	$ 28,434

Approved on Behalf of the Board:

“Percy Skuy”	“Don Buxton”
Director – Percy Skuy	Director– Don Buxton

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS and DEFICIT

in thousands of Canadian dollars except per share values

(unaudited)

	Three months ended		Nine months ended
	Sept. 30 2004	Sept. 30 2003 (restated)	Sept. 30 2004	Sept. 30 2003 (restated)

REVENUES
Sales	$ 5,230	$ 3,360	$ 11,408	$ 10,148
Licensing	38	35	113	107
Phytosterol revenues	5,268	3,395	11,521	10,255
Interest and other	99	31	285	84
	5,367	3,426	11,806	10,339

EXPENSES
Cost of sales, marketing and product development	2,681	2,032	6,284	5,552
General and administrative	2,044	1,319	4,361	3,288
Research and development	1,308	751	3,004	1,027
Stock-based compensation expense	608	591	2,876	890
Depreciation and amortization	380	498	1,107	1,570
	7,021	5,191	17,632	12,327
Gain on divestiture of AD/ADD technology	−	−	−	2,247
Net income/(loss) for the period	$ (1,654)	$ (1,765)	$ (5,826)	$ 259

Deficit, beginning of period	(62,095)	(53,750)	(57,923)	(55,774)
Deficit, end of period	$ (63,749)	$ (55,515)	$ (63,749)	$ (55,515)
Basic and diluted income/(loss) per share	$ (0.05)	$ (0.07)	$ (0.19)	$ 0.01

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands of Canadian dollars

(unaudited)

	Three months ended		Nine months ended
	Sept. 30 2004 (unaudited)	Sept. 30 2003 (restated)	Sept. 30 2004 (unaudited)	Sept. 30 2003 (restated)

OPERATIONS
Net income/(loss) for the period	$ (1,654)	$ (1,765)	$ (5,826)	$ 259
Adjustment to reconcile net loss to cash flow provided by (used in) operations:
Depreciation and amortization	380	498	1,107	1,570
Amortization of deferred license revenues	(38)	(35)	(113)	(108)
Loss/(Gain) on disposal of fixed assets	1	(38)	4	(38)
Stock-based compensation expense	608	591	2,876	890
Foreign exchange translation	(36)	(42)	(12)	(33)
Gain on divestiture of AD/ADD technology	-	-	-	(2,247)
License fee paid in common shares	-	-	49	-
Changes in operating assets and liabilities:
Accounts receivable	(1,356)	2,161	(1,429)	1,948
Inventories	(369)	(57)	(596)	482
Prepaid expenses and deposits	145	(64)	(1)	(81)
Accounts payable and accrued liabilities	1,225	(1,191)	273	(3,076)
Tenure allowance liability	-	−	17	−
Royalties payable	-	(1,994)	-	(2,365)
Tenure allowance asset	-	−	(46)	12
Deferred revenues	–	−	–	452
	(1,094)	(1,936)	(3,697)	(2,335)
INVESTMENTS
Acquisition of property, plant & equipment	(148)	(392)	(1,111)	(643)
Proceeds on disposal of pilot plant	-	31	44	433
Proceeds on disposal of fixed assets	1	240	4	305
Proceeds on divestiture of AD/ADD technology	-	-	1,230	1,189
Collection of loan receivable from JV	-	2,366	-	2,366
Short-term investments	383	-	(10,320)	–
	236	2,245	(10,153)	3,650
FINANCING
Issuance of common shares	149	6,579	1,440	6,647
Issuance of preferred shares	−	–	12,910	–
Repayment of capital lease obligations	(44)	(5)	(55)	(24)
Repayment of notes payable	(37)	(281)	(111)	(655)
Increase/(Decrease) in demand loans	(38)	2,022	632	2,022
Repayment of demand loans	(162)	–	(485)	–
	(132)	8,315	14,331	7,990
Increase/(Decrease) in cash and cash equivalents	(990)	8,624	481	9,305
Cash and cash equivalents, beginning of period	5,983	1,094	4,512	413

Cash and cash equivalents, end of period	$ 4,993	$ 9,718	$ 4,993	$ 9,718

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

in thousands of Canadian dollars

(unaudited)

	Three months ended		Nine months ended
	Sept. 30 2004 (unaudited)	Sept. 30 2003 (restated)	Sept. 30 2004 (unaudited)	Sept. 30 2003 (restated)

Supplementary cash flow information:
Interest paid	$ 35	$ 65	$ 107	$ 180
Income taxes paid	28	−	28	−
Non-cash financing and investing activities:
Conversion of preferred shares to common shares	−	−	12,415	−
Acquisition of assets under capital lease	314	−	805	−
Fair Value assigned to brokers’ warrants	−	−	495	−
Transfer from contributed surplus for brokers’ warrants exercised	−	−	235	−
Transfer from contributed surplus for options exercised	127	−	428	−